

July 14, 2010

John O. Stewart
Executive Vice President and Chief Financial Officer
Dr Pepper Snapple Group, Inc.
5301 Legacy Drive
Plano, TX 75024

> **Re:** **Dr Pepper Snapple Group, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 30, 2010**
> **File No. 001-33829**

Dear Mr. Stewart:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Compensation Discussion and Analysis, page 20

1. We note your response to comment three in our letter dated May 25, 2010 and we reissue the comment as it relates to segment operating profits. In future filings, please disclose the specific performance targets used to determine incentive amounts, or provide in your response letter a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that you will disclose the performance targets in future filings, please provide us with your proposed draft disclosure. Regarding the operating metrics, please discuss how difficult it will be for the executive or how likely it will be for you to achieve the undisclosed target levels or other factors. See Instruction 4 to Item 402(b) of Regulation S-K.

You may contact Brian McAllister at (202) 551-3341 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Martin Ellen
        Fax: (972) 673-7879